UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   Form 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

For March 14, 2000

                        EL SITIO, INC (THE SITE, INC.)
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                (Translation of registrant's name into English)

      Avenida Ingeniero Huergo 1167, C1107, AOL, Buenos Aires, Argentina
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                    (Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F /X/  Form 40-F /_/

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes /_/ No /X/

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      EL SITIO, INC
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                                                      (Registrant)

Date March 14, 2000                      By   /s/  Horacio Milberg
                                            ---------------------------------
                                            Name:  Horacio Milberg
___________________                         Title:  Chief Financial Officer
* Print the name and title under the                  and Secretary
signature of the signing officer.
































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